Exhibit 99.1

Baidu Announces Pricing of US$1 Billion Notes Offering

BEIJING, China, July 31, 2013 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced the pricing of its public offering of US$1 billion aggregate principal amount of 3.250% notes due 2018. The notes have been registered under the U.S. Securities Act of 1933, as amended, and are expected to be listed on the Singapore Exchange Securities Trading Limited.

The Company expects to receive net proceeds from the offering of approximately US$994.4 million, after deducting underwriting discounts and commissions and estimated net offering expenses. The Company intends to use the net proceeds from the offering for general corporate purposes, including merger and acquisition activities.

The joint bookrunners of the offering are J.P. Morgan Securities LLC and Goldman Sachs (Asia) L.L.C.

The Company has an effective shelf registration statement on Form F-3 (including a base prospectus) on file with the U.S. Securities and Exchange Commission (the “SEC”) and has filed a related preliminary prospectus supplement with the SEC for the offering of the notes. When available, the final prospectus supplement for the offering of the notes will be filed with the SEC. The offering is being made only by means of the prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus supplement and accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter or dealer participating in the offering will arrange to send an investor the prospectus supplement and accompanying base prospectus if the investor makes such request by calling 1-866-471-2526.

This announcement is not an offer of the securities for sale in the United States of America and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the description of the offering in this announcement contains forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our proposed use of proceeds from the sale of debt securities; our growth strategies, our strategies for investing in and acquiring complementary businesses and assets and our ability to execute these strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F, Form F-3 and other documents filed with the SEC. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: +86-10-5992-7244

ir@baidu.com

Nick Beswick

Brunswick Group LLC

Tel: +86-10-5960-8600

baidu@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group LLC

Tel: +1-212-333-3810

baidu@brunswickgroup.com

2